Room 4561

February 5, 2007

Mr. Philip E. Lundquist
Chief Executive Officer
Vubotics, Inc.
5555 Glenridge Connector, Suite 200
Atlanta, Georgia 30342

Re: Vubotics, Inc.
**   Amendment No. 1 to Registration Statement on Form SB-2 filed January 24, 2007**
**   File No. 333-139655**

Dear Mr. Lundquist:

        We have reviewed your amended filing and response letter and have the following
comment.

Amendment No. 1 to Registration Statement on Form SB-2

Management's Discussion and Analysis of Financial Condition and Plans of Operations

Liquidity and Capital Resources, page 17

1.   We note your revised disclosure in response to comment 3 of our letter dated January 17,
        2007 regarding the gross proceeds from your August 2006 financing. It appears that an
        analysis of the sufficiency of your cash needs for the next 12 months in light of the net
        proceeds received from the financing is the more appropriate discussion. Please revise.

Management, page 21

2.   Please provide disclosure pursuant to Item 407(a) of Regulation S-B as required pursuant
        to Item 15 of Form SB-2.

Executive Compensation, page 23

3.   As necessary, please provide narrative disclosure regarding your executive compensation
        pursuant to Items 402(c) and (e) of Regulation S-B.

4.   We note your option grants in last fiscal year table on page 24 disclosing grants of options during your fiscal year ended December 31, 2006.   The table, however, appears similar to the disclosure requirement set forth in Item 402(d) of Regulation S-B calling for disclosure of your outstanding equity awards at your fiscal year end. Please disclose your outstanding equity awards as December 31, 2006 pursuant to Item 402(d).

Exhibit 5.1

5.   We note counsel's revised opinion in response to comment 5 of our letter dated January 17, 2007. Counsel's opinion continues to refer to shares that have yet to be issued. Your current registration statement, however, relates only to shares that have been issued. Please revise or advise us otherwise.

                               *   *   *   *

        You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, New York 10018
        Telephone: (212) 930-9700
        Facsimile: (212) 930-9725